UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: November 26, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Bed Bath & Beyond Inc.

Full name of Registrant

N/A

Former name if Applicable

650 Liberty Avenue

Address of Principal Executive Office (Street and number)

Union, New Jersey 07083

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bed Bath & Beyond Inc (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-Q as of and for the three months ended November 26, 2022 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Company expects to file its Quarterly Report on Form 10-Q on Tuesday, January 10, 2023, which is within the five-calendar day extension provided by Rule 12b-25.

Reasons for Delay

Based on business performance for the three months ended November 26, 2022, the Company has determined the need for additional time to complete its quarter-end close procedures. These procedures include the evaluation of its results in conjunction with quarterly long-lived asset impairment testing. As a result of its financial performance, the Company is updating the key inputs and estimates used to perform its impairment testing and assess the corresponding results. These processes require significant resources from the Company’s financial, accounting and administrative personnel and, as a result, the Company requires additional time to complete its quarterly review, including the preparation and finalization of its Form 10-Q. For these reasons, the Company has determined that it is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense.

Preliminary Financial Results for the Three Months ended November 26, 2022 and Update

The Company expects to report net sales of approximately $1.259 billion for the three months ended November 26, 2022 compared to net sales of $1.878 billion for the three months ended November 27, 2021. The expected decline in net sales versus last year is driven by lower customer traffic and reduced levels of inventory availability, among other factors.

The Company expects to report Selling, General & Administrative expense (SG&A) of approximately $583.6 million for the three months ended November 26, 2022 compared to SG&A expense of approximately $698.0 million for the three months ended November 27, 2021. The expected decline in SG&A expense versus last year is a result of the execution of cost optimization initiatives to right-size the Company’s expense structure.

The Company expects to report net loss of approximately $385.8 million for the three months ended November 26, 2022 compared to net loss of $276.4 million for the three months ended November 27, 2021. The expected net loss for the quarter ended November 26, 2022 includes approximately $100.0 million of impairment charges which are subject to further review and potential adjustment.

While the Company continues to pursue actions and steps to improve its cash position and mitigate any potential liquidity shortfall, based on recurring losses and negative cash flow from operations for the nine months ended November 26, 2022 as well as current cash and liquidity projections, the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern.

The Company continues to consider all strategic alternatives including restructuring or refinancing its debt, seeking additional debt or equity capital, reducing or delaying the Company’s business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code. These measures may not be successful.

The estimated results in this filing represent the Company’s preliminary estimates of certain financial results for the three months ended November 26, 2022, based on currently available information. The Company has not yet finalized its results for this period and its consolidated financial statements as of and for the three months ended November 26, 2022 are not currently available. The Company’s actual results remain subject to the completion of the quarter-end closing process, including the results of the Company’s impairment analysis and related tax effects as well as a review by management and the Company’s board of directors, including the audit committee. While carrying out such procedures, the Company may identify items that require it to make adjustments to the preliminary estimates of its results set forth herein. As a result, the Company’s actual results could be different from those set forth herein and the differences could be material. Therefore, a reader should not place undue reliance on these preliminary estimates of the Company’s results. The preliminary estimates of the Company’s results included herein have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent auditors have not audited, reviewed or compiled such preliminary estimates of the Company’s results. The preliminary estimates of certain financial results presented herein should not be considered a substitute for the information to be filed with the SEC in the Company’s Quarterly Report on Form 10-Q for the three months ended November 26, 2022 once it becomes available.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 21 E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-Q, the estimated reporting of financial results and the Company’s ability to execute its transformative plans. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, risk factors described in the Company’s filings with the SEC, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the SEC, and the outcome of the Company’s impairment and tax provision analysis. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Laura Crossen	908	688-0888
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has provided this information under Part III above under “Preliminary Financial Results for the Three Months ended November 26, 2022 and Update.”

Bed Bath & Beyond Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 5, 2023	By:	/s/ Laura Crossen
Laura Crossen
Interim Chief Financial Officer